Dreyfus Founders Funds, Inc.
File No. 811-1018

Form N-SAR
Item 77.O.

Transactions Effected Pursuant to Rule 10f-3

On May 8, 2007, Dreyfus Founders Balanced Fund purchased from Credit Suisse corporate notes issued by Credit Suisse having a principal value of $36,000 at a price of 100.00 (par), for a total purchase amount of $36,000. The commission/spread on this transaction was 1%. The members of the underwriting syndicate were: Banc of America Securities; BB&T Capital Markets; BBVA, SA; BNP Paribas; Citigroup; Credit Suisse; Fifth Third Securities; Fortis Securities; HSBC; ING Wholesale Banking; KeyBanc Capital Markets; Mitsubishi UFJ Securities; Morgan Keegan & Co.; Popular Securities; Rabo Securities USA; Societe Generale; SunTrust Robinson Humphrey; Wells Fargo Securities; MFR Securities, Inc.; Trilon International; Utendahl Capital Partners; and Mellon Financial Markets, LLC.

The Board of Directors of Dreyfus Founders Funds, Inc. (the “Registrant”) determined that this transaction was effected in compliance with the Registrant’s Procedures for Investment Pursuant to Rule 10f-3 Under the Investment Company Act of 1940, as Amended. This determination was based on a memorandum from the Registrant’s Chief Compliance Officer and a Pre-Purchase Approval Form – Purchase of Securities Underwritten by an Affiliate. That form documented the terms of the transaction and certain other information, including the fact that the affiliated underwriter (Mellon Financial Markets, LLC) did not benefit from the purchase.